FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Date: November 9, 2015

ALMADEN MINERALS LTD.
(Translation of registrant's name into English)

1385 West 8th Avenue, Suite 310, Vancouver, BC Canada  V6H 3V9
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Description of Exhibit

Exhibit	Description of Exhibit

99.1	NI 43-101 TECHNICAL REPORT PRELIMINARY ECONOMIC ASSESSMENT OF THE IXTACA PROJECT
99.2	Jesse J. Aarsen, B.Sc., P.Eng. Consent
99.3	Kristopher J. Raffle, B.Sc., P.Geo. Consent
99.4	G. H. Giroux, P.Eng., MASc. Consent
99.5	Tracey D. Meintjes, P.Eng. Consent
99.6	Ken Embree, P.Eng. Consent

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Almaden Minerals Ltd. (Registrant)

Date: November 9, 2015	By:	/s/ Duane Poliquin
Duane Poliquin
Chairman